UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  ------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                         UNIROYAL TECHNOLOGY CORPORATION
                         -------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                    909163107
                                    ---------
                                 (CUSIP Number)
                               EMCORE CORPORATION
                                145 Belmont Drive
                           Somerset, New Jersey 08873
                                 (732) 271-9090
                                 --------------

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)
                                 August 2, 2001
                                 --------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

CUSIP No. 909163107
================================================================================


-------- -----------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         EMCORE CORPORATION              I.R.S. IDENTIFICATION NO. 22-2746503

-------- -----------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a)|_|
                                                                         (b)|X|
-------- -----------------------------------------------------------------------
 3       SEC USE ONLY

-------- -----------------------------------------------------------------------
 4       SOURCE OF FUNDS

         OO
-------- -----------------------------------------------------------------------
 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED           |_|
         PURSUANT TO ITEMS 2(d) or 2(e)

-------- -----------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION

         New Jersey
----------------------------------- ------- ------------------------------------
NUMBER OF SHARES BENEFICIALLY        7      SOLE VOTING POWER
OWNED BY EACH REPORTING PERSON              2,693,726
WITH
                                    ------- ------------------------------------
                                     8      SHARED VOTING POWER
                                            None
                                    ------- ------------------------------------
                                     9      SOLE DISPOSITIVE POWER
                                            2,693,726
                                    ------- ------------------------------------
                                     10     SHARED DISPOSITIVE POWER
                                            None
-------- -----------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,693,726
-------- -----------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                     |_|

-------- -----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          9.35%
-------- -----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO
-------- -----------------------------------------------------------------------

CUSIP No. 909163107
================================================================================





-------- -----------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Russell, Thomas J.             I.R.S. IDENTIFICATION NO. ___________

-------- -----------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a)|_|
                                                                         (b)|X|
-------- -----------------------------------------------------------------------
 3       SEC USE ONLY


-------- -----------------------------------------------------------------------
 4       SOURCE OF FUNDS

         OO

-------- -----------------------------------------------------------------------
 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED           |_|
         PURSUANT TO ITEMS 2(d) or 2(e)

-------- -----------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION

         United States

----------------------------------- ------- ------------------------------------
NUMBER OF SHARES BENEFICIALLY        7      SOLE VOTING POWER
OWNED BY EACH REPORTING PERSON              3,578,410
WITH
                                    ------- ------------------------------------
                                     8      SHARED VOTING POWER
                                            2,693,726
                                    ------- ------------------------------------
                                     9      SOLE DISPOSITIVE POWER
                                            3,578,410
                                    ------- ------------------------------------
                                     10     SHARED DISPOSITIVE POWER
                                            2,693,726
-------- -----------------------------------------------------------------------
 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         3,578,410
-------- -----------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                     |X|*

-------- -----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         12.43%
-------- -----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         IN
-------- -----------------------------------------------------------------------


*Thomas J. Russell has sole voting power over the shares registered in his name and may be deemed to have shared voting power over Emcore's Shares by virtue of his position as Chairman of the Board of Directors of Emcore. The shared voting number reflects the number of shares that may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner by Emcore's shares and is excluded from the aggregate amount beneficially owned.

                                  SCHEDULE 13D

                         UNIROYAL TECHNOLOGY CORPORATION

Item 1.   Security and Issuer

          This statement on Schedule 13D relates to the common stock, $.01 par value per share ("Common Stock"), of Uniroyal Technology Corporation, a Delaware corporation ("Uniroyal"), the principal executive offices of which are located at Two North Tamiami Trail, Suite 900, Sarasota Florida 34236.

Item 2.   Identity and Background

          (a)  This   statement  on  Schedule  13D  is  being  filed  by  EMCORE
Corporation ("Emcore"), a company incorporated under the laws of New Jersey and is being filed by Thomas J. Russell.

          (b) The principal executive offices of Emcore are located at 145 Belmont Drive Somerset, New Jersey 08873. The business address of Thomas J. Russell is located at Two North Tamiami Drive, Suite 1200, Sarasota, Florida 34236.

          (c) Emcore designs, develops and manufactures compound semiconductor wafers and devices and is a leading developer and manufacturer of the tools and manufacturing processes used to fabricate compound semiconductor wafers and devices. Thomas J. Russell is the Chairman of the Board of Emcore.

          (d) During the past five  years,  none of the  persons  referred to in
Schedule 1 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the last five years, neither Emcore or Thomas J. Russell nor, to the best of Emcore's or Thomas J. Russell's knowledge, any persons referred to in paragraph (a) above has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) Thomas J. Russell is a citizen of the United States.

Item 3.   Source and Amount of Funds or Other Consideration

          On August 2, 2001, Emcore and Uniroyal entered into a Membership Interest Purchase Agreement dated August 2, 2001 whereby among other things, Uniroyal issued to Emcore 1,965,924 shares of Uniroyal Common Stock. The source of the funds used in entering into the transactions described above is Emcore's membership interest in Uniroyal Optoelectronics LLC. Thomas J. Russell has not acquired additional shares of Common Stock and has previously disclosed his source of funds in previous fillings.

Item 4.   Purpose of the Transaction

          The purchase of the Common Shares of the Company made by Emcore was made for investment purposes.

          Emcore may from time to time seek to dispose of or acquire additional Common Shares in the open market, or in privately negotiated transactions with the Company or with other shareholders, at prices and/or other terms acceptable to Emcore. The decision of whether to dispose of or acquire such additional Common Shares and the timing of such dispositions or acquisitions, if any, will depend, among other things, on the prevailing price of the Common Shares, the availability of other investment opportunities and Emcore's continuing assessment of the desirability of increasing its equity interest in the Company.

          Except as described above and elsewhere herein, neither Emcore nor, to its knowledge, any of the individuals or entities referred to in Item 2, currently has any present plan or proposal which relates to, or could result in the occurrence of, any of the events referred to in subparagraphs (a) through
(j) of Item 4 of Schedule 13D (although Emcore reserves its rights to develop such plans).

Item 5.   Interest in Securities of the Issuer

          (a) Emcore directly holds 2,693,726 shares of Common Stock, which would represent approximately 9.35% of the shares of the outstanding and issuable Common Stock (based on the Issuer's representations in the Membership Interest Purchase Agreement), which consists of 1,965,924 shares held directly and 727,802 shares issuable upon the conversion of a convertible note. The convertible note is convertible on September 20, 2001. Assuming conversion of the Note in full on August 2, 2001, Emcore would have received 727,802 shares of Common Stock. Thomas J. Russell directly holds 3,578,410 shares, which would represent approximately 12.43% of the shares of the outstanding and issuable Common Stock (based on the Issuer's representations in the Membership Interest Purchase Agreement) and may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of Emcore's 2,693,726 shares. Thomas J. Russell expressly declares that this statement is not an admission of beneficial ownership of Emcore's shares and expressly disclaims beneficial ownership of such shares. Emcore expressly declares that this statement is not an admission of beneficial ownership of Thomas J. Russell's shares and expressly disclaims beneficial ownership of such shares.

          (b) Emcore has the sole power to vote or direct to vote 2,693,726 shares of Common Stock, which would represent approximately 9.35% of the shares of the outstanding and issuable Common Stock (based on the Issuer's representations in the Membership Interest Purchase Agreement). Thomas J. Russell has the sole power to vote or direct to vote 3,578,410 shares of Common Stock, which would represent approximately 12.43% of the shares of the outstanding and issuable Common Stock (based on the Issuer's representations in the Membership Interest Purchase Agreement).

          (c) Except as described herein, neither Emcore or Thomas J. Russell nor, to the best of Emcore's knowledge, any of the persons referred to in
Schedule I attached hereto, beneficially owns or has acquired or disposed of any shares of Common Stock during the past 60 days.

          (d) Not applicable.

          (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Credit Agreement. Pursuant to a Credit Agreement dated August 2, 2001, Emcore was issued a note (the "Note") from Uniroyal Technologies Corporation in the principal amount of $5,000,000. The Note is convertible into Uniroyal Common Stock at the earlier of Uniroyal's consummation of the disposition of its adhesive division or September 20, 2001 untill the Note is repaid in full. The note is convertible at Emcore's option into a number of shares computed by dividing the principal amount of the Note by the trading price of Uniroyal's Common Stock, but no higher than $8.39 or lower than $6.87. If Uniroyal fails to repay the Note after the earlier to occur of Uniroyal's consummation of the disposition of its adhesive division or September 20, 2001, Uniroyal must pay additional interest of 433 Shares per day.

Registration Rights Agreement. Emcore pursuant to a Registration Rights Agreement, dated August 2, 2001, has certain registration rights, including that Uniroyal must file and maintain the effectiveness of a shelf registration statement covering the resale of all of Emcore's shares and are subject to customary terms and conditions.

Item 7.   Material to be filed as Exhibits

10.1      Credit Agreement, dated August 2, 2001.

10.2      Registration Rights Agreement, dated August 2, 2001.

10.3      Consent of Dr. Thomas J. Russell, dated August 13, 2001.

                                    SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 13, 2001




                                       EMCORE Corporation



                                       By: /s/Tom Werthan
                                          ----------------------------------
                                          Name: Tom Werthan
                                          Title: Chief Financial Officer

                                   Schedule I

Set forth below is the name, present principal occupation or employment of the Board of Directors and each executive officer of Emcore Corporation. The principal address of Emcore Corporation and, unless indicated below, the current business address for each individual listed below is 145 Belmont Drive, Somerset, New Jersey 08873 Tel. No.: (732) 271-9090.

Name/                                        Citizenship      Present Principal Occupation and Business Address of
Position at Emcore/                                           Employer
Current Business Address

Hugh H. Fenwick                              United States    Mayor of Bernardsville, NJ
Director                                                      c/o Emcore Corporation
                                                              145 Belmont Drive
                                                              Somerset, New Jersey 08873

John J. Hogan, Jr.                           United States    President of private investment management company
Director                                                      c/o Emcore Corporation
                                                              145 Belmont Drive
                                                              Somerset, New Jersey 08873

Robert Louis-Dreyfus                         France           Chairman of the Board of Directors and Chief
Director                                                      Executive Officer of adidas-Salomon AG
                                                              c/o Emcore Corporation
                                                              145 Belmont Drive
                                                              Somerset, New Jersey 08873

Reuben F. Richards                           United States    President and Chief Executive Officer, EMCORE
President and Chief Operating Officer                         Corporation
                                                              c/o Emcore Corporation
                                                              145 Belmont Drive
                                                              Somerset, New Jersey 08873

Thomas J. Russell                            United States    Chairman of the Board, EMCORE Corporation
Director and Chairman of the Board                            c/o Emcore Corporation
                                                              145 Belmont Drive
                                                              Somerset, New Jersey 08873

Charles Scott                                England          Chairman, Cordiant 1998 Communications Group plc
Director                                                      c/o Emcore Corporation
                                                              145 Belmont Drive
                                                              Somerset, New Jersey 08873

Richard A. Stall                             United States    Chief Technology Officer, EMCORE Corporation
Director and Vice President Technology                        c/o Emcore Corporation
                                                              145 Belmont Drive
                                                              Somerset, New Jersey 08873

Shigeo Takayama                              Japan            Chairman, President & Founder of Hakuto Co., Ltd.
Director                                                      c/o Emcore Corporation
                                                              145 Belmont Drive
                                                              Somerset, New Jersey 08873

Thomas G. Werthan                            United States    Chief Financial Officer, EMCORE Corporation
Director, Chief Financial Officer, Vice                       c/o Emcore Corporation
President--Finance and Administration                         145 Belmont Drive
                                                              Somerset, New Jersey 08873